DEXIA
Group

02 MAR 27 AM 8:36

The Secretary-General

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
405 Fifth Street
Washington, D.C. 20549
U.S.A.

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

March 7th, 2002

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

02028028

Dear Sir or Madam

Please find enclosed the English version of the press release issued by Dexia of March 7th, 2002.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any questions.

Yours faithfully

p.o.

E. du Roy de Blicquy
Secretary General

dlw 3/29

Dexia S.A.
Square de Meeûs 1 - B-1000 Brussels - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - R.C.B. 604.748
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

PRESS RELEASE

Press Contact - 1, de Meeûs Square B-1000 Brussels - Tel.: 02 222 49 95 - Fax: 02 222 90 90 - pressdexia@dexia.be

07/03/2002 1 PAGE

«MEDIA»
«NOM»

Dexia Epargne Pension enables the Dexia group to develop on the life insurance and retirement saving market in France

Dexia announces today the launching of the activities of Dexia Epargne Pension, the life insurance company of the Dexia group in France. The creation of this new entity allows the Dexia group to position itself on the life insurance and individual & collective retirement saving booming market.

In terms of commercial activity, Dexia Epargne Pension aims at developing in different sectors of life insurance in France, among others :

- towards the 'asset management' sector, through Dexia Banque Privée' s network, as life insurance is the best tax-exemption and assets transmission tool for private customers ;

- towards the 'institutional' sector, through Dexia Crédit Local's network : in a context of aging population, Dexia Epargne Pension will offer local authorities and local actors a range of collective products allowing them to face legal or contractual commitments in terms of social liabilities (French 'Indemnité de Fin de Carrière' and pre-retirement system among others) and of human resources management (wage savings among others).

In order to do so, the new entity will benefit from the support of the different operational companies of the group at the production-development level as well as the products marketing, financial management, accounting, *back-office*, fund administration, legal or logistics competence levels: Dexia Insurance, Dexia Crédit Local, Dexia Banque Privée, Dexia Partenaires, Dexia Sofaxis, Dexia Prévoyance, Dexia Asset Management, Dexia Funds Services.

Dexia Epargne Pension will also keep its investments at a low level and will use the resources of different companies of the group.

This new entity's contribution to the Dexia group's results should be positive at the end of 2002.